MariaDB plc
699 Veterans Blvd
Redwood City, CA 94063

August 29, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Division of Corporate Finance

Re:	MariaDB plc
Application for Withdrawal
Registration Statement on Form S-1
File No. 333-272898

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MariaDB plc, an Irish public limited company (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-272898), (together with all exhibits thereto, the “Registration Statement”), filed by the Registrant on June 23, 2023.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Should you have any questions regarding the foregoing request, please contact counsel to the Registrant, Samantha H. Crispin, Baker Botts L.L.P., 2001 Ross Avenue, Suite 900, Dallas, Texas 75201 at (214) 953-6500.

Very truly yours,

MariaDB plc

By:	/s/ Conor McCarthy
Conor McCarthy
Chief Financial Officer